MCK MINING CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02060774

December 17, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-3938

Please find enclosed a copy of the unaudited Interim Financial Statements for the nine months ended October 31st, 2002, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: George A. Duguay

GAD/cd

Encl.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

MCK MINING CORP.
Form 51-901F
October 31, 2002

Issuer Details

NAME OF ISSUER			FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
MCK MINING CORP.			October 31, 2002	November 29, 2002
ISSUER ADDRESS				
56 Temperance Street, 4th Floor				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361-0923	(416) 361-0737
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
STEPHEN D. CASE			DIRECTOR	(416) 929-1701
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
mckmining@msn.com		n/a		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STEPHEN D. CASE"	"STEPHEN D. CASE"	November 29, 2002
"DONALD MCKINNON"	"DONALD MCKINNON"	November 29, 2002
"RAY DUJARDIN"	"RAY DUJARDIN"	November 29, 2002
"H.M. GIEGERICH"	"H.M. GIEGERICH"	November 29, 2002
"GLEN MAGNUSON"	"GLEN MAGNUSON"	November 29, 2002

MCK Mining Corp.

Balance Sheets (Prepared by Management)

		October 31, 2002 (Unaudited)		January 31, 2002 (Audited)
Assets				
Current				
Cash and short term deposits	$	281,667	$	132,708
Accounts receivable		4,457		5,019
		286,124		137,727
Resource properties		2,270,712		2,137,334
	$	2,556,836	$	2,275,061
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	10,251	$	37,911
Due to director (Note 3)		28,916		28,916
		39,167		66,827
Shareholders' equity				
Share capital (Note 2)		11,574,873		11,074,873
Contributed surplus		807,888		807,888
		12,382,761		11,882,761
Deficit		(9,865,092)		(9,674,527)
		2,517,669		2,208,234
	$	2,556,836	$	2,275,061

Responsibility for Financial Statements

The accompanying financial statements for MCK Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2002 audited financial statements and the October 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

MCK Mining Corp.

Statements of Loss and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended October 31, 2002	Three Months Ended October 31, 2001	Nine Months Ended October 31, 2002	Nine Months Ended October 31, 2001
Revenue				
Interest income	$ -	$ 19	$ -	$ 547
Expenses				
General and administrative	54,113	58,854	190,565	182,568
Net loss for the period	(54,113)	(58,835)	(190,565)	(182,021)
Deficit, beginning of period	(9,810,979)	(9,532,569)	(9,674,527)	(9,409,383)
Deficit, end of period	$ (9,865,092)	$ (9,591,404)	$ (9,865,092)	$ (9,591,404)
Basic and fully diluted loss per share (Note 4)	$ (0.003)	$ (0.004)	$ (0.010)	$ (0.011)

MCK Mining Corp.
Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended October 31, 2002	Three Months Ended October 31, 2001	Nine Months Ended October 31, 2002	Nine Months Ended October 31, 2001
Cash flows provided by (used in)				
Operating activities				
Net loss for the period	$ (54,113)	$ (58,835)	$ (190,565)	$ (182,021)
Adjustments to reconcile net income to net cash provided by operating activities				
Changes in non-cash working capital balances				
Accounts receivable	10,169	3,096	562	(6,871)
Accounts payable and accrued liabilities	(5,682)	(29,634)	(27,660)	(58,606)
	(49,626)	(85,373)	(217,663)	(247,498)
Investing activities				
Resource properties	(15,118)	(63,736)	(133,378)	(201,091)
Financing activities				
Issue of share capital, net of issue costs	-	350,000	500,000	600,000
Change in cash and short term deposits	(64,744)	200,891	148,959	151,411
Cash and short term deposits, beginning of period	346,411	14,533	132,708	64,013
Cash and short term deposits, end of period	$ 281,667	$ 215,424	$ 281,667	$ 215,424

1. Accounting Policies

The management of MCK Mining Corp. (the "Company") have prepared these financial statements for the nine months ended October 31, 2002, in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the January 31, 2002 audited financial statements.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended October 31, 2002, are not indicative of the results that may be expected for the full year ending January 31, 2003.

The Company follows the same accounting policies as the January 31, 2002 audited financial statements, except for the following:

Stock Option Compensation

Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section, Stock-based Compensation and Other Stock-based Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years ending January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after February 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

2. Share Capital

(a) Authorized
Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

2. Share Capital (Continued)

(b) Issued

Common shares	Number of Shares	Amount
Balance, January 31, 2002 (audited)	17,556,192	$ 11,074,873
Issued - private placement	1,250,000	500,000
Balance, October 31, 2002 (unaudited)	18,806,192	$ 11,574,873

On June 25, 2002, the Company completed a non-brokered private placement of 1,250,000 common shares for gross proceeds of $500,000. The common shares sold pursuant to the private placement are subject to a one-year hold period expiring June 25, 2003. The proceeds will be used to fund the Company's share of the Martison Project and for general corporate purposes.

(c) Directors', Officers' and Employees' Stock Options

The Company has a stock option plan (the "Plan") for directors, officers and key employees. The number of common shares subject to options granted under the Plan will be limited to 1,800,000 common shares.

As at October 31, 2002, the following are the stock options outstanding:

Number Outstanding	Exercise Price $	Expiry Date
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
350,000	0.50	June 14, 2007
1,475,000		

During the period, 350,000 options to purchase common shares of the Company at a price of $0.50 per share, expiring June 14, 2007 were granted.

Options to acquire 320,000 common shares of the Company at a price of $0.50 per share expired on February 24, 2002.

Options to acquire 230,000 common shares of the Company at a price of $0.35 per share expired on June 10, 2002.

Options to acquire 50,000 common shares of the Company at a price of $0.50 per share expired on October 10, 2002.

2. Share Capital (Continued)

(d) Share Purchase Warrants

As at October 31, 2002, the following are the warrants outstanding:

Number Outstanding	Exercise Price $	Expiry Date
1,375,000	0.30	January 15, 2003

Warrants to acquire 540,000 common shares of the Company at an exercise price of $0.70 expired on April 4, 2002.

Warrants to acquire 1,166,667 common shares of the Company at an exercise price of $0.40 expired on September 23, 2002.

3. Due to Director

The amount due to director is non-interest bearing and has no specific terms of repayment.

4. Basic and fully diluted loss per share

The basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is the same as basic loss per share as the potential exercise of outstanding stock options and warrants would be ant-dilutive.

5. Income Taxes

The Company's provision for income taxes is summarized as follows:

	Three Months Ended October 31, 2002	Three Months Ended October 31, 2001	Nine Months Ended October 31, 2002	Nine Months Ended October 31, 2001
Net loss for the period	$ (54,113)	$ (58,835)	$ (190,565)	$ (182,021)
Expected income taxes recoverable at statutory rates	(21,981)	(25,370)	(77,408)	(78,487)
Estimated taxable temporary differences valuation allowance	21,981	25,370	77,408	78,487
Provision for income taxes	$ -	$ -	$ -	$ -

5. Income Taxes (Continued)

Estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the January 31, 2002 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

6. Stock Option Compensation Adjustment

For the April 30, 2002 and July 31, 2002 interim financial statements, the Company used the Black-Scholes option valuation model to value the aggregate total of the stock options outstanding. Under Canadian generally accepted accounting principles, as discussed in Note 1, the pro forma disclosure can be provided for awards granted in fiscal years beginning on or after January 1, 2002, but need not be provided for awards granted before that date. As a result, the Company has decided to present the pro forma valuation for stock options granted after February 1, 2002. This decision has no financial impact on previously disclosed financial statements.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 2.50%; and, an expected average life of 4.87 years.

Net loss for the nine months ended October 31, 2002	$ (190,565)
Unrecorded stock option compensation adjustment	47,600
Pro forma net loss for the nine months ended October 31, 2002	$ (238,165)
Basic and fully diluted loss per share - Pro-forma	$ (0.013)

7. Related Party Transaction

The Company paid management fees to the president, who is a director of the Company, in the amount of $90,000.

MCK Mining Corp.
Supplement to Financial Statements (Prepared by Management)
Nine Months Ended October 31, 2002
(Unaudited)

As of November 28, 2002 the following items were outstanding:

i) Common shares - 18,806,192

ii) Stock Options

Number Outstanding	Exercise Price $	Expiry Date
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
350,000	0.50	June 14, 2007
1,475,000		

iii) Warrants

Number Outstanding	Exercise Price $	Expiry Date
1,375,000	0.30	January 15, 2003

MCK MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
October 31, 2002

For the current year-to-date period

1. Analysis of expenses and deferred costs

RESOURCE PROPERTIES

	Martison Project $
Balance, January 31, 2002 (Audited)	2,137,334
Drilling	80,533
Sample processing	3,875
Geological studies	5,080
Environmental	35,986
Promotion and marketing	8,211
District office	800
Interest income	- 2,033
Miscellaneous	926
Balance, October 31, 2002 (Unaudited)	2,270,712

GENERAL AND ADMINISTRATIVE

Accounting & Corp Services	9,000
Rent	11,250
Legal & Audit	23,837
Transfer agent expenses	6,033
Shareholders' Information	10,814
Travel	7,543
Directors fees	8,000
General & Office	8,435
Filing Services	5,087
Listing fees	2,350
Bank charges	240
Consulting fees	7,976
Admin Mgmt fee	90,000
	190,565

2. Analysis of related party transactions.

See Note 3 and Note 7 in the unaudited October 31, 2002 financial statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

See Note 2 (b) in the unaudited October 31, 2002 financial statements

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
14-Jun-02	250,000	H.M. Giegerich	0.50	14-Jun-07
14-Jun-02	100,000	Ray Dujardin	0.50	14-Jun-07

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

(b) Number and recorded value of share capital

18,806,192 common shares valued at $11,574,873

(c) Summary of options and warrants at period end

See Note 2(c) in the unaudited October 31, 2002 financial statements

Warrants

See Note 2(d) in the unaudited October 31, 2002 financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stephen D. Case
Donald Mckinnon
Ray Dujardin
H.M. Giegerich
Glen Magnuson

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company's business consists of acquiring and developing mineral and natural resource properties. The Company has a 50% interest in the Martison Lake Project by accumulating exploration and development expenditures of $1,334,000. The Company's sole focus is on the advancement and development of the Martison Lake Project.

Discussion of Operations and Financial Conditions

As of October 31, 2002, the Company had $281,667 in cash and term deposits.

At this time, the Company had minor interest income and no operating revenues. The Company has raised funds in the past through equity financing and the exercise of options and warrants to finance its operations. During the period, the Company completed a non-brokered private placement by issuing 1,250,000 common shares, for aggregate proceeds of $500,000. The proceeds from the financing will be used to fund the Company's share of the Martison Project.

Liquidity and Solvency

During the period ended October 31, 2002, the Company incurred $133,378 in deferred exploration costs to further develop the Martison Lake Project.

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Solvency (Continued)

Net loss for period ended October 31, 2002 was $190,565 as compared to a loss of $182,021 for the corresponding year. The Company is in the development stage of operations, therefore, while working on the Martison Lake Project, all expenses on the statement of operations are for administrative purposes only. These expenses relate to accounting and corporate secretarial, shareholder information, general and office expenses, travel and administrative expenses.

As of October 31, 2002, accounts payable and accrued liabilities of $10,251 were outstanding. The Company does not carry large payables and as a result, management believes all obligations will be met when they become due.

The Company paid $90,000 to Stephen Case, the president of MCK Mining Corp. to oversee the daily operations of the Company.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to fully development the Martison Lake Project.